FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Performance Shipping Inc. (the “Company”) today announced that the Company’s Annual General Meeting of Shareholders (the “Meeting”) was duly held on December 3, 2025 in Athens, Greece, pursuant to a Notice of Annual Meeting of Shareholders dated November 3, 2025. Broadridge Financial Solutions, Inc., Investor Communication Solutions acted as inspector of the Meeting.

At the Meeting, each of the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company's Proxy Statement, sent to shareholders on or around November 3, 2025, was approved and adopted:

(1)	The election of Alex Papageorgiou and Mihalis Boutaris as Class III directors to serve until the Company’s 2028 annual general meeting of shareholders; and

(2)	The ratification of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2025.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, the Company’s registration statement on Form F-3 (File No. 333-266946), filed with the SEC with an effective date of August 29, 2022, and the Company’s registration statement on Form F-3 (File No. 333-271398), filed with the SEC with an effective date of May 4, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: December 4, 2025	/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer